For Immediate Release

CONTACT:	Anne A. Tarbell
(212) 451-3030
atarbell@triarc.com
www.enhanceheinz.com

Three Leading Proxy Advisors Have Now Recommended that Heinz Shareholders Elect Trian Group Nominees in Upcoming Proxy Contest

Glass Lewis Joins ISS and PROXY Governance in Recommending Board Change at Heinz

Trian Group Asks Heinz Shareholders to

Vote the GOLD Proxy Card for All Five of Its Director Nominees

New York, NY, August 8, 2006 – The Trian Group announced today that Glass Lewis & Co., a highly regarded independent proxy voting advisory firm, has issued its analysis of the H. J. Heinz Company (NYSE: HNZ) proxy contest and recommends that Heinz shareholders elect Nelson Peltz and Michael Weinstein, two of the Trian Group’s Director nominees, to Heinz’ Board of Directors at the August 16, 2006 Annual Meeting of Shareholders. Late last week, two other leading proxy voting advisory services, Institutional Shareholder Services (“ISS”) and PROXY Governance, Inc., recommended that shareholders vote the Trian Group’s GOLD proxy card FOR the election of select Trian Group nominees to the Heinz Board.

In its recommendation, Glass Lewis noted:

•

“The continuing under-performance and malaise at the Company suggest this incumbent board has simply not done enough -- or enough of the right things -- to create shareholder value. They have given us no evidence that as a unit they are capable of guiding this company into safe territory for shareholders. Change therefore seems warranted.”

•	“While Heinz’ most recent financial results shows some improvements, Heinz’s multi-year plan has generated operating results which fall below comparable peer metrics.”

•	“[W]e believe that certain Trian nominees posses specific knowledge and experience that could be beneficial to Heinz.”

•

“[T]he current board could benefit from the participation of Mr. Peltz.... [W]e note that Mr. Peltz has been the primary person responsible for bringing about change within the Heinz board of directors. In the absence of Trian’s proxy contest, it is uncertain as to whether the board of Heinz would have made any changes whatsoever.”

•

“Mr. Weinstein’s operational success at Snapple is, in our opinion, highly applicable to Heinz’ troubles. It is surprising that the current board of directors lacks a member with direct operating experience in the packaged food product industry. Given the operational struggles the Company has had, it is in dire need of an experienced food and beverage executive on its board.”

•	“We believe these two dissidents [Nelson Peltz and Michael Weinstein] will continue to press for needed changes at Heinz and ensure that the board focuses on creating value for shareholders.”

The Trian Group said: “We are very pleased that Glass Lewis has recommended that Heinz shareholders vote FOR the election of Nelson Peltz and Michael Weinstein. We are also gratified by last week’s important endorsements from ISS and PROXY Governance, two other leading proxy voting advisory firms whose clients include hundreds of institutional investors, mutual funds, money managers and other fiduciaries. We believe the support of these organizations sends a clear message that the election of the Trian Group nominees to the Heinz Board of Directors is in the best interest of all shareholders.”

The Trian Group added: “As Heinz’ second largest shareholder, we remain concerned that the Heinz board’s recently announced financial initiatives will be unsuccessful, just like its previous five failed restructuring plans, unless all FIVE of our highly qualified and independent Director nominees, with their fresh perspectives and significant operating, marketing and capital markets experience, are elected to the Heinz board to hold management accountable for its performance. Each of our Director nominees is firmly committed to working with other Heinz board members and management to effect positive change at Heinz and improve results for the benefit of all shareholders and Heinz’ other stakeholders and constituencies. Accordingly, we urge our fellow shareholders to vote for all FIVE of the Trian Group’s Director nominees using the GOLD proxy card.”

To ensure minority shareholder representation on Heinz’ Board, Heinz shareholders should vote the GOLD PROXY CARD for all FIVE of the Trian Group’s highly qualified nominees.

The Trian Group considers the vote of all Heinz shareholders to be very important. Shareholders with questions about how to vote their shares, or who need additional copies of the Trian Group’s definitive proxy statement or other information, should contact the Trian Group’s proxy solicitor, INNISFREE M&A INCORPORATED, at the following telephone numbers: Shareholders Call Toll-Free: (877) 456-3442; Banks and Brokers Call Collect: (212) 750-5833.

About Trian Fund Management, L.P. and Sandell Asset Management Corp.

Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) ("Sandell") are collectively referred to as the “Trian Group.”

Trian, based in New York, NY, is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, which it refers to as “operational activism.” Trian’s goal is to enhance shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Trian’s principals and investment team have extensive experience in reviving consumer brands, including the highly successful turnaround of Snapple Beverage Corp.

Sandell, based in New York, NY, is an investment management firm founded by Thomas E. Sandell that focuses on corporate event driven investing worldwide. Sandell often will take an "active involvement" in facilitating financial or organizational improvements that will accrue to the benefit of shareholders.

Additional information about the Trian Group’s efforts to seek representation on the Heinz Board of Directors is available at www.enhanceheinz.com.

# # #

Notes To Follow

Notes

The Trian Group has not sought or obtained consent from any third party to the use of previously published information as proxy soliciting material. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein.

The Trian Group has previously filed its definitive proxy statement with the SEC and has mailed its definitive proxy statement and GOLD proxy card to shareholders. Shareholders are strongly advised to read the proxy statement and other related documents, as they contain important information. Copies of the proxy statement are available free of charge on the SEC’s website at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (877) 456-3442 or by e-mail at info@innisfreema.com.